UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share**

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Cheng Yaw Sun

Room 2206, Building B, 36 North San Huan East Road, Beijing, PRC

(86) 010 5825 6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 00211V106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheng Yaw Sun
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (the “Amendment”) relating to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS” and, together with the Common Shares, the “Shares”), issued by ATA Inc. (the “Issuer”) is filed solely on behalf of Mr. Cheng Yaw Sun to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of Twittering World Limited, Xing Wei Institute Inc., and Mr. Cheng Yaw Sun (collectively, the “Prior Reporting Persons”) on November 22, 2013 (the “Schedule 13D”). This Amendment amends and supplements the Schedule 13D to disclose that, among others, Mr. Cheng Yaw Sun ceased to be the beneficial owner of more than five percent of the Common Shares and the Prior Reporting Persons have terminated their joint filing agreement. The information set forth in the Schedule 13D is amended by this Amendment No.1 only as specifically stated. The filing of this Amendment No. 1 constitutes a final and exit filing for Mr. Cheng Yaw Sun. Mr. Cheng Yaw Sun is no longer responsible for the completeness or accuracy of the information concerning the other Prior Reporting Persons making the filing of the Schedule 13D.

Item 2.	Identity and Background

The response to Item 2 contained in Mr. Cheng Yaw Sun’s initial filing on the Schedule 13D is amended and restated in its entirety as follows:

This Amendment is filed solely on behalf of Mr. Cheng Yaw Sun. The Prior Reporting Persons were previously parties to a joint filing agreement, dated November 22, 2013 (the “Joint Filing Agreement”), pursuant to which the Prior Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by a Termination Agreement, dated February 15, 2019 (the “Termination Agreement”). The Termination Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

As a result of the matters described in this Amendment, Mr. Cheng Yaw Sun ceased to be the beneficial owner of more than five percent of the Common Shares and is no longer required to file statements on Schedule 13D with respect to his beneficial ownership of Common Shares or other securities of the Issuer. The other Prior Reporting Persons will continue filing statements on Schedule 13D with respect to their respective beneficial ownership of securities of the Issuer to the extent required by applicable law.

Mr. Cheng Yaw Sun’s business address is Room 2206, Building B, 36 North San Huan East Road, Beijing, PRC. Mr. Cheng Yaw Sun’s principal occupation is the Chairman of Jiyou Academy Co. Mr. Cheng Yaw Sun is a citizen of the United States.

During the last five years, Mr. Cheng Yaw Sun has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Cheng Yaw Sun has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

The responses to Item 4 contained in Mr. Cheng Yaw Sun’s initial filing on the Schedule 13D are incorporated herein by this reference.

On September 30, 2014, Mr. Cheng Yaw Sun resigned as the Chief Executive Officer and a director of the Issuer and no longer had influence over the actions of the Issuer.

On March 22, 2018, Mr. Cheng Yaw Sun transferred 100% of the equity interests in Twittering World Limited which then held 936,936 Common Shares and 531,532 ADSs representing 1,063,064 Common Shares in aggregate to certain transferees in consideration of US$7 million. After March 22, 2018, Mr. Cheng Yaw Sun ceased to be a shareholder and director of Twittering World Limited and no longer had voting and dispositive power over the Shares held of record by Twittering World Limited.

On March 30, 2018, Mr. Cheng Yaw Sun and the other shareholders of Xing Wei Institute Limited transferred 100% of the equity interests in Xing Wei Institute Limited which then held 70% of the equity interests in Xing Wei Institute Inc. which then held 1,212,000 Common Shares in aggregate to Twittering World Limited in consideration of US$4,242,000. After March 30, 2018, Mr. Cheng Yaw Sun ceased to be a shareholder and a director of Xing Wei Institute Limited and ceased to be a director of Xing Wei Institute Inc. and no longer had voting and dispositive power over the Shares held of record by Xing Wei Institute Inc.

Item 5.	Interest in Securities of the Issuer

The response to Item 5 contained in Mr. Cheng Yaw Sun’s initial filing on the Schedule 13D is amended and restated in its entirety as follows:

(a)        (i) Aggregate number of Shares beneficially owned: See Row 11 of cover page for Mr. Cheng Yaw Sun.

(ii) Percentage: See Row 13 of cover page for Mr. Cheng Yaw Sun.

(b)        (i) Sole power to vote or to direct vote: See Row 7 of cover page for Mr. Cheng Yaw Sun.

(ii) Shared power to vote or to direct vote: See Row 8 of cover page for Mr. Cheng Yaw Sun.

(iii) Sole power to dispose or to direct the disposition: See Row 9 of cover page for Mr. Cheng Yaw Sun.

(iv) Shared power to dispose or to direct disposition: See Row 10 of cover page for Mr. Cheng Yaw Sun.

(c)        Mr. Cheng Yaw Sun has not effected any transactions in the Shares during the past 60 days.

(d)        Not applicable.

(e)        Mr. Cheng Yaw Sun ceased to be the beneficial owners of more than five percent of the Common Shares as of March 22, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 6 contained in Mr. Cheng Yaw Sun’s initial filing on the Schedule 13D are incorporated herein by this reference.

The Prior Reporting Persons were previously parties to the Joint Filing Agreement, pursuant to which the Prior Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. The Joint Filing Agreement was terminated by the Termination Agreement which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1: Termination Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2019	Cheng Yaw Sun

	By:	/s/ Cheng Yaw Sun